August 5, 2019

Robert Coffin, Ph.D.
President and Chief Executive Officer
Replimune Group, Inc.
18 Commerce Way
Woburn, MA 01801

       Re: Replimune Group, Inc.
           Preliminary Proxy Statement on Schedule 14A filed July 29, 2019
           File No. 001-38596

Dear Dr. Coffin:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2 -- Amendment of Certificate of Incorporation, page 28

1. We note that you are asking your stockholders to approve an amendment to your certificate of incorporation to remove Article Eleven, Section 2, which provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
      1933. We also note that Article Eleven, Section 1 of your certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation, including any "derivative action." Given that you are proposing to eliminate Article Eleven, Section 2, please tell us whether Article Eleven, Section 1 will apply to actions arising under the Securities Act, and, if it will, please tell us how you will inform investors in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also tell us whether Article
      Eleven, Section 1 applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
 Robert Coffin, Ph.D.
Replimune Group, Inc.
August 5, 2019
Page 2
      suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If Article Eleven, Section 1 does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gabor at 202-551-2544 or Ada Sarmento at 202-551-3798 with any questions.



                                                             Sincerely,
FirstName LastNameRobert Coffin, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameReplimune Group, Inc.
                                                             Office of
Healthcare & Insurance
August 5, 2019 Page 2
cc:       Benjamin J. Stein, Esq.
FirstName LastName